As filed with the Securities and Exchange Commission on June 19, 2013
Registration No. 333- _____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

8x8, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**77- 0142404**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

2125 O'Nel Drive
San Jose, CA 95131

(Address of Principal Executive Offices) (Zip Code)

8x8, Inc. Amended and Restated 1996 Employee Stock Purchase Plan

(Full Title of the Plan)

Bryan Martin
Chairman and Chief Executive Officer
8x8, Inc.
2125 O'Nel Drive
San Jose, CA 95131

(Name and Address of Agent For Service)

(408) 727-1885

(Telephone Number, Including Area Code, of Agent For Service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock, par value $0.001 per share				
To be issued under the 8x8, Inc. Amended and Restated 1996 Employee Stock Purchase Plan	500,000	$7.81	$3,905,000	$532.64
Issued under the 8x8, Inc. Amended and Restated 1996 Employee Stock Purchase Plan	207,387	$7.81	$1,619,693	$220.93
TOTAL:	707,387		$5,524,693	$753.57

(1) In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended (the "Securities Act"), this registration statement also covers an indeterminate number of shares of common stock that may be offered or issued by reason of stock splits, stock dividends or similar transactions.

(2) Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) and (h)(1) under the Securities Act. The maximum fee is calculated pursuant to Section 6(b) of the Securities Act.

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

The documents containing the information specified in this Part I will be sent or given to employees as specified by Rule 428(b)(1) promulgated under the Securities Act. In accordance with the instructions to Part I of Form S-8, such documents will not be filed with the Securities and Exchange Commission ("SEC") either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424 promulgated under the Securities Act. These documents and the documents incorporated by reference in the registration statement pursuant to Item 3 of Part II of this form, taken together, constitute a prospectus that meets the requirement of Section 10(a) of the Securities Act and are available without charge, upon oral or written request, to: 8x8, Inc., 2125 O'Nel Drive, San Jose, California, 95131, Attention: Chief Financial Officer.

EXPLANATORY NOTE

8x8, Inc. has prepared this registration statement in accordance with the requirements of Form S-8 under the Securities Act to register shares of its common stock, $0.001 par value per share, issuable under the 8x8, Inc. Amended and Restated 1996 Employee Stock Purchase Plan. This registration statement also includes a reoffer prospectus prepared in accordance with General Instruction C of Form S-8 and in accordance with the requirements of Part I of Form S-3. The reoffer prospectus may be used by the selling stockholders identified in the reoffer prospectus for reoffers and resales on a continuous or delayed basis in the future of up to 207,387 shares of common stock previously issued to them pursuant to the 8x8, Inc. Amended and Restated 1996 Employee Stock Purchase Plan.

REOFFER PROSPECTUS


8x8, Inc.
2125 O'Nel Drive
San Jose, CA 95131
(408) 727-1885

207,387 Shares of Common Stock


The individuals named in this reoffer prospectus (each, a "Selling Stockholder") may offer and sell, from time to time, for their own accounts up to an aggregate of 207,387 shares of our common stock, $0.001 par value per share, previously issued to such Selling Stockholders. We will not receive any proceeds from any sale of the shares pursuant to this reoffer prospectus. The Selling Stockholders acquired the shares pursuant to the 8x8, Inc. Amended and Restated 1996 Employee Stock Purchase Plan, and the Selling Stockholders may resell all, a portion, or none of the shares from time to time.

The shares are "restricted securities" under the Securities Act of 1933, as amended, or the Securities Act, before their sale under this reoffer prospectus. This reoffer prospectus has been prepared for the purpose of registering the shares under the Securities Act to allow for future sales by the Selling Stockholders, on a continuous or delayed basis, to the public without restriction. Each Selling Stockholder who sells shares of common stock pursuant to this reoffer prospectus may be deemed to be an "underwriter" within the meaning of the Securities Act. Any commissions received by a broker or dealer in connection with resales of shares may be deemed to be underwriting commissions or discounts under the Securities Act.

You should read this reoffer prospectus and any accompanying prospectus supplement carefully before you make your investment decision. The sales may occur in transactions on the NASDAQ Stock Market at prevailing market prices or in negotiated transactions. We will not receive any proceeds from any of these sales. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by each of the Selling Stockholders will be borne by that stockholder.


Investing in our common stock involves risks. See "Risk Factors" beginning on page 3.


Our common stock is listed on the Global Select Market of the NASDAQ Stock Market under the trading symbol "EGHT." The last reported sale price of our common stock on the Global Select Market of the NASDAQ Stock Market on June 18, 2013 was $8.24 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this reoffer prospectus is June 19, 2013


TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission, or SEC. In addition, we have filed with the SEC a Registration Statement on Form S-3, of which this reoffer prospectus is a part, under the Securities Act, with respect to the shares of common stock offered hereby. You may read and obtain copies at prescribed rates of any document that we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our common stock is traded on the Global Select Market of the NASDAQ Stock Market. Material filed by us can be inspected at the offices of the Financial Industry Regulatory Authority, 1735 K Street, N.W., Washington, D.C. 20006.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be part of this reoffer prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

(a)   the description of our capital stock in our registration statement on Form 8-A filed with the SEC on November 22, 1996, including any amendments or reports filed for the purpose of updating such description;

(b)   our Annual Report on Form 10-K for the fiscal year ended March 31, 2013, filed with the SEC on May 28, 2013; and

(c)   our definitive proxy statement on Schedule 14A filed with the SEC on July 2, 2012.

In addition, all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of filing the registration statement that includes this reoffer prospectus and prior to the filing of a post-effective amendment to the registration statement containing this reoffer prospectus, which indicates that all securities offered have been sold or which deregisters all of such securities then remaining unsold, shall be deemed to be incorporated by reference in this reoffer prospectus and to be a part hereof from the respective dates of filing of such documents. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:


8x8, Inc.
2125 O'Nel Drive
San Jose, CA 95131(408) 727-1885
Attention: Chief Financial Officer


In addition, you may obtain a copy of these filings from the SEC as described above in the section entitled "Where You Can Find More Information."

You should only rely on the information included or incorporated by reference in this reoffer prospectus or any supplement. We have not authorized anyone else to provide you with different information. The shares are not being offered in any state where the offer is not permitted. You should not assume that the information in this reoffer prospectus or any supplement or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this reoffer prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or similar terms.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors incorporated by reference under the heading "Risk Factors" below and a variety of other factors, including, without limitation, statements about our future business operations and results, the market for our technology, our strategy and competition.

Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We undertake no obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this reoffer prospectus may not occur.

OUR COMPANY

We develop and market telecommunications services for Internet protocol, or IP, telephony and video applications as well as contact center, web-based conferencing and unified communications services, and cloud-based computing services. We offer the 8x8 Virtual Office hosted PBX (private branch exchange) service, 8x8 Virtual Contact Center service, 8x8 Virtual Office Pro unified communications solution and 8x8 Cloud-Based Computing Solutions.

We employ cloud-based technology, known as Voice over Internet Protocol ("VoIP"), to deliver our services. VoIP technology enables communications over the Internet through the compression of voice, video and/or other media into data packets that can be efficiently transmitted over data networks and then converted back into the original media at the other end. Data networks, such as the Internet or local area networks, or LANs, have always utilized packet-switched technology to transmit information between two communicating terminals (for example, a PC downloading a page from a web server, or one computer sending an e-mail message to another computer). IP is the most commonly used protocol for communicating on these packet switched networks. VoIP allows for the transmission of voice, video and data over these same packet-switched networks, providing an alternative to traditional telephone networks which use a fixed electrical path to carry voice signals through a series of switches to a destination.

Our services work over virtually any high-speed Internet connection worldwide to allow calls to or from any phone in the world, whether that phone is an IP phone, a mobile phone or a PSTN phone. Our 8x8 service utilizes IP customer premise equipment to enable plug and play installation and a familiar dial tone user interface. The 8x8 service also uses web-based technologies to enable unified communications services such as web conferencing and Internet fax as well as account setup, account management, billing and customer support. We have developed proprietary implementation of standards-based technologies underlying our 8x8 service, which works with third party carriers to terminate VoIP calls on the PSTN network. As part of the 8x8 service, we currently resell IP telephones and videophones that utilize derivatives of our licensed semiconductor technology and unique software modifications to the protocol and application code that enable them to connect to the 8x8 IP services platform. We continue to enhance and develop new functionality in the software code that is embedded in these devices.

Our objective is to provide reliable, scalable, and profitable worldwide Internet-based communications services with unmatched quality by leveraging our patented software technologies to deliver innovative, competitively priced offerings. We intend to bring the best possible voice, video, unified communications, managed hosting and cloud-based computing services at an affordable price to businesses and enhance the ways in which these customers communicate with each other and the world. We intend to continue to focus our marketing primarily towards our business customer services.

We were incorporated in California in February 1987 and reincorporated in Delaware in December 1996. We maintain a corporate Internet website at the address http://www.8x8.com. The contents of this website are not incorporated in or otherwise to be regarded as part of this reoffer prospectus. Our principal executive offices are located at 2125 O'Nel Drive, San Jose, CA 95131. Our telephone number at that address is (408) 727-1885.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to purchase our common stock.

Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue and increasing or maintaining profitability.

The telecommunications industry is highly competitive. We face intense competition from traditional telephone companies, wireless companies, cable companies, competitive local exchange carriers, alternative voice communication providers and independent VoIP providers. In addition, our customers are not subject to long-term contractual commitments to purchase our services and can terminate our service and switch to competitors' offerings on short notice.

Most of our current and potential competitors, particularly incumbent telephone and cable companies, have longer operating histories, significantly greater resources and name recognition, and a larger base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours. Our competitors may also offer bundled service arrangements offering a more complete product despite the technical merits or advantages of our products. Competition could decrease our prices, reduce our sales, lower our gross profits or decrease our market share.

We also compete against established alternative voice communication providers and face competition from other large, well-capitalized Internet companies that have recently launched or plan to launch VoIP-enabled services. In addition, we compete with independent VoIP service providers. Some of these service providers may choose to sacrifice revenue in order to gain market share by offering their services at lower prices or for free. In order to compete with such service providers, we may have to significantly reduce our prices, which would affect our profitability.

We also are subject to the risk that new technologies may be developed that are able to deliver competing voice services at lower prices, better or more conveniently. Future competition from new technologies could have a material adverse effect on our growth and operating results.

Given the significant price competition in the markets for our products, we are at a significant disadvantage compared to many of our competitors, especially those with substantially greater resources, and therefore may be better able to withstand an extended period of downward pricing pressure. The adverse impact of a shortfall in our revenues may be magnified by our inability to adjust spending to compensate for such shortfall. Announcements of new products and technologies by our competitors or us could cause customers to defer purchases of our existing products, which also could have a material adverse effect on our business, financial condition or operating results.

The success of our Company is dependent on the growth and public acceptance of our services.

Our future success depends on our ability to significantly increase revenues generated from our services. In turn, the success of our voice and video communications services depends, among other things, upon future demand for VoIP telephony systems and services. Because the use of our service requires that the user be a subscriber of an existing broadband Internet service, usually provided through a cable or digital subscriber line, or DSL, connection, slow or limited adoption of broadband Internet service could adversely affect the growth of our subscriber base and revenues. Although the number of broadband subscribers worldwide has grown significantly over the last five years, VoIP service has not yet been adopted by a majority of prospective business customers. According to a report filed by the FCC in January 2013, as of December 31, 2011, approximately 9.5% of access lines to businesses in the United States utilize interconnected VoIP services. To increase the deployment of broadband Internet services from broadband Internet service providers, telephone companies and cable companies must continue to invest in the deployment of high speed broadband networks to residential and business customers, over which we have no control. In addition, VoIP networks must improve quality of service for real-time communications, managing effects such as packet jitter, packet loss, and unreliable bandwidth, so that toll-quality service can be consistently provided. VoIP telephony equipment and services must achieve a similar level of reliability that users of the PSTN have come to expect from their telephone service, and the cost and feature benefits of VoIP must be sufficient to cause customers to switch away from traditional telephony service providers. We must devote substantial resources to educate customers and end users about the benefits of VoIP telephony solutions, in general, and our services in particular. Substantial, ongoing interaction with our customers in order to train and assist them with the deployment and use of our services over these networks is sometimes required. If any or all of these factors fail to occur, our business may be affected adversely.

The impact of the current economic climate and adverse credit markets may impact customer demand for our products and services.

Many of our existing and target customers are in the small and medium business sector. Although we believe our products and services are less costly than traditional telephone services, these businesses may be more likely to be significantly affected by economic downturns than larger, more established businesses. They also may be more likely to require working capital financing from local and regional banks whose lending activities have been reduced substantially since 2008, as a result of which the existing and target customers may lack the funds necessary to add new equipment and services such as ours. Additionally, these customers often have limited discretionary funds which they may choose to spend on items other than our products and services. If small and medium businesses continue to experience economic hardship, this could negatively affect the overall demand for our products and services, delay and lengthen sales cycles and lead to slower growth or even a decline in our revenue, net income and cash flows.

Although the majority of our billing arrangements with customers are prepaid, we regularly monitor the percentage of customers who cease to pay for our services due to closing or downsizing their business. In general, our customers may terminate their subscriptions for our services on 30 days notice. Even though our customer churn rates improved in fiscal 2013, we believe that more than 50% of our total customer churn is related to customers' financial condition and cannot be certain that we will continue to experience the same improvement in churn rates given current economic conditions. Additionally, the combination of our sales cycle coupled with challenging economic conditions could have a negative impact on the results of our operations.

We have a history of losses and are uncertain of our future profitability.

We recorded operating income of approximately $23.6 million for the fiscal year ended March 31, 2013 and ended the period with an accumulated deficit of $109 million. We recorded operating income of approximately $7.2 million and $6.2 million for the fiscal years ended March 31, 2012 and 2011, respectively. Although we have achieved operating income in each of our four most recent fiscal years, we suffered operating losses in each of the three prior fiscal years and may incur operating losses in the foreseeable future, which may be substantial. As we expand our geographic reach and service offerings, and further invest in R&D, we will need to increase revenues in order to generate sustainable operating profit. Given our history of fluctuating revenues and operating losses, we cannot be certain that we will be able to maintain operating profitability on an annual basis or on a quarterly basis in the future.

Our business depends on continued, unimpeded access to the Internet by us and our users, but Internet access providers and Internet backbone providers may be able to block, degrade or charge for access to or bandwidth use of certain of our products and services, which could lead to additional expenses and the loss of users.

Our products and services depend on the ability of our users to access the Internet, and certain of our products require significant bandwidth to work effectively. Currently, this access is provided by companies that have significant and increasing market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies and mobile communications companies. Some of these providers offer products and services that directly compete with our own offerings, which give them a significant competitive advantage. Some of these providers have stated that they may take measures that could degrade, disrupt or increase the cost of user access to certain of our products by restricting or prohibiting the use of their infrastructure to support or facilitate our offerings, or by charging increased fees to us or our users to provide our offerings, while others, including some of the largest providers of broadband Internet access services, have committed to not engaging in such behavior.

On December 23, 2010, the FCC adopted an order that imposes "network neutrality" obligations on providers of fixed and wireless broadband Internet access services, with wireless providers subject to a more limited set of rules. Among other things, the rules: (1) require providers of consumer broadband Internet access to publicly disclose their network management practices and the performance and commercial terms of their broadband Internet access services; (2) prevent broadband Internet access providers from blocking lawful content, applications, services, or non-harmful devices, subject to reasonable network management; and (3) prevent broadband Internet access providers from unreasonably discriminating in the transmission of lawful network traffic over a consumer's broadband Internet access service. The FCC rules became effective on November 20, 2011. Numerous parties have appealed these rules which have been consolidated before the U.S. Court of Appeals for the District of Columbia. We cannot predict the outcome of these appeals or the impact of these rules on our business at this time. Although we believe interference with access to our products and services is unlikely, broadband Internet access provider interference has occurred, in limited circumstances in the U.S., and could result in a loss of existing users and increased costs, and could impair our ability to attract new users, thereby negatively impacting our revenue and growth.

The VoIP telephony market is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business.

VoIP telephony is an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced VoIP telephony software products and services that provide increasingly higher levels of performance and reliability at lower cost.

Decreasing telecommunications rates and increasing regulatory charges may diminish or eliminate our competitive pricing advantage.

Decreasing telecommunications rates may diminish or eliminate the competitive pricing advantage of our services, while increased regulation and the imposition of additional regulatory funding obligations at the federal, state and local level could require us to either increase the retail price for our services, thus making us less competitive, or absorb such costs, thus decreasing our profit margins. International and domestic telecommunications rates have decreased significantly over the last few years in most of the markets in which we operate, and we anticipate these rates will continue to decline in all of the markets in which we do business or expect to do business. Users who select our services to take advantage of the current pricing differential between traditional telecommunications rates and our rates may switch to traditional telecommunications carriers if such pricing differentials diminish or disappear, however, and we will be unable to use such pricing differentials to attract new customers in the future. Continued rate decreases would require us to lower our rates to remain competitive and would reduce or possibly eliminate any gross profit from our services. In addition, we may lose subscribers for our services.

Reform of federal and state Universal Service Fund programs could increase the cost of our service to our customers diminishing or eliminating our pricing advantage.

The FCC and a number of states are considering reform or other modifications to Universal Service Fund programs. The way we calculate our contribution may change if the FCC or certain states engage in reform or adopt other modifications. In April, 2012, the FCC released a Further Notice of Proposed Rulemaking to consider reforms to the manner in which companies, like us, contribute to the federal Universal Service Fund program. In general, the Further Notice of Proposed Rulemaking is considering questions like: what companies should contribute, how contributions should be assessed, and methods to improve the administration of the system. We cannot predict the outcome of this proceeding nor its impact on our business at this time.

Should the FCC or certain states adopt new contribution mechanisms or otherwise modify contribution obligations that increase our contribution burden, we will either need to raise the amount we currently collect from our customers to cover this obligation or absorb the costs, which would reduce our profit margins. Furthermore, the FCC has ruled that states can require us to contribute to state Universal Service Fund programs. A number of states already require us to contribute, while others are actively considering extending their programs to include the services we provide. We currently pass-through Universal Service Fund contributions to our customers which may result in our services becoming less competitive as compared to those provided by others.

We may become subject to state regulation for certain service offerings.

Certain states take the position that offerings by VoIP companies, like us, are intrastate and therefore subject to state regulation. These states argue that if the beginning and end points of communications are known, and if some of these communications occur entirely within the boundaries of a state, the state can regulate that offering. We believe that the FCC has preempted states from regulating VoIP offerings like ours in the same manner as providers of traditional telecommunications services. We cannot predict how this issue will be resolved or its impact on our business at this time.

We rely on third party network service providers to originate and terminate substantially all of our public switched telephone network calls.

We leverage the infrastructure of third party network service providers to provide telephone numbers, PSTN call termination and origination services, and local number portability for our customers rather than deploying our own network throughout the United States. This decision has resulted in lower capital and operating costs for our business in the short term but has reduced our operating flexibility and ability to make timely service changes. If any of these network service providers cease operations or otherwise terminate the services that we depend on, the delay in switching our technology to another network service provider, if available, and qualifying this new service could have a material adverse effect on our business, financial condition or operating results.

While we believe that relations with our current service providers are good, and we have contracts in place, there can be no assurance that these service providers will be able or willing to supply cost-effective services to us in the future or that we will be successful in signing up alternative or additional providers. Although we could replace our current providers, if necessary, our ability to provide service to our subscribers could be impacted during this timeframe, and this could have an adverse effect on our business, financial condition or results of operations. The loss of access to, or requirement to change, the telephone numbers we provide to our customers also could have a material adverse effect on our business, financial condition or operating results.

Due to our reliance on these service providers, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our 8x8 service or another vendor's products, may result in the delay or loss of market acceptance of our products and any necessary revisions may force us to incur significant expenses. The occurrence of some of these types of problems may seriously harm our business, financial condition or operating results.

Our physical infrastructure is concentrated in a few facilities and any failure in our physical infrastructure or services could lead to significant costs and disruptions and could reduce our revenue, harm our business reputation and have a material adverse effect on our financial results.

Our leased network and data centers are subject to various points of failure. Problems with cooling equipment, generators, uninterruptible power supply, routers, switches, or other equipment, whether or not within our control, could result in service interruptions for our customers as well as equipment damage. Because our services do not require geographic proximity of our data centers to our customers, our infrastructure is consolidated into a few large facilities. Any failure or downtime in one of our data center facilities could affect a significant percentage of our customers. The total destruction or severe impairment of any of our data center facilities could result in significant downtime of our services and the loss of customer data. Because our ability to attract and retain customers depends on our ability to provide customers with highly reliable service, even minor interruptions in our service could harm our reputation. Additionally, in connection with the expansion or consolidation of our existing data center facilities from time to time, there is an increased risk that service interruptions may occur as a result of server relocation or other unforeseen construction-related issues.

We have experienced interruptions in service in the past. While we have not experienced a material increase in customer attrition following these events, the harm to our reputation is difficult to assess. We have taken and continue to take steps to improve our infrastructure to prevent service interruptions, including upgrading our electrical and mechanical infrastructure. However, service interruptions continue to be a significant risk for us and could materially impact our business.

Any future service interruptions could:

- Cause our customers to seek damages for losses incurred;
- Require us to replace existing equipment or add redundant facilities;
- Affect our reputation as a reliable provider of hosting services;
- Cause existing customers to cancel or elect to not renew their contracts; or
- Make it more difficult for us to attract new customers.

Any of these events could materially increase our expenses or reduce our revenue, which would have a material adverse effect on our operating results.

Increased energy costs, power outages, and limited availability of electrical resources may adversely affect our operating results.

Our data centers are susceptible to increased costs of power and to electrical power outages. Our customer contracts do not contain provisions that would allow us to pass on any increased costs of energy to our customers, which could affect our operating margins. Any increases in the price of our services to recoup these costs could not be implemented until the end of a customer contract term. Further, power requirements at our data centers are increasing as a result of the increasing power demands of today's servers. Increases in our power costs could impact our operating results and financial condition. Since we rely on third parties to provide our data centers with power sufficient to meet our needs, our data centers could have a limited or inadequate amount of electrical resources necessary to meet our customer requirements. We attempt to limit exposure to system downtime due to power outages by using backup generators and power supplies. However, these protections may not limit our exposure to power shortages or outages entirely. Any system downtime resulting from insufficient power resources or power outages could damage our reputation and lead us to lose current and potential customers, which would harm our operating results and financial condition.

Increased Internet bandwidth costs and network failures may adversely affect our operating results.

Our success depends in part upon the capacity, reliability, and performance of our network infrastructure, including the capacity leased from our Internet bandwidth suppliers. We depend on these companies to provide uninterrupted and error-free service through their telecommunications networks. Some of these providers are also our competitors. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We have experienced and expect to continue to experience interruptions or delays in network service. Any failure on our part or the part of our third party suppliers to achieve or maintain high data transmission capacity, reliability or performance could significantly reduce customer demand for our services and damage our business.

As our customer base grows and their usage of telecommunications capacity increases, we will be required to make additional investments in our capacity to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our customers' usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our business would suffer if our network suppliers increased the prices for their services and we were unable to pass along the increased costs to our customers.

We depend on contract manufacturers to manufacture substantially all of our products and third party vendors for IP phones, and any delay or interruption in manufacturing by these contract manufacturers or vendors would result in delayed or reduced shipments to our customers and may harm our business.

We do not have long-term purchase agreements with our contract manufacturers and we depend on a concentrated group of contract manufacturers for a substantial portion of manufacturing our products. There can be no assurance that our contract manufacturers will be able or willing to reliably manufacture our products, in volumes, on a cost-effective basis or in a timely manner. If we cannot compete effectively for the business of these contract manufacturers, or if any of the contract manufacturers experience financial or other difficulties in their businesses, our revenue and our business could be adversely affected. In particular, if one of our contract manufacturers becomes subject to bankruptcy proceedings, we may not be able to obtain any of our products held by the contract manufacturer.

We also rely on third party vendors for IP phones to utilize our service. We currently do not have long-term supply contracts with any of these vendors. As a result, most of these third party vendors are not obligated to provide products or services to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. The inability of these third party vendors to deliver IP phones of acceptable quality and in a timely manner, particularly the sole source vendors, could adversely affect our operating results or cause them to fluctuate more than anticipated. Additionally, some of our products may require specialized or high-performance component parts that may not be available in quantities or in time frames that meet our requirements.

Our infringement of a third party's proprietary technology could disrupt our business.

There has been substantial litigation in the communications, VoIP services, semiconductor, electronics, and related industries regarding intellectual property rights and, from time to time, third parties may claim infringement by us of their intellectual property rights. Our broad range of current and former technology, including IP telephony systems, digital and analog circuits, software, and semiconductors, increases the likelihood that third parties may claim infringement by us of their intellectual property rights. For example, on May 2, 2008, we received a letter from AT&T Intellectual Property, L.L.C. ("AT&T IP") expressing the belief that we must license a specified patent for use in our 8x8 broadband telephone service, as well as suggesting that we obtain a license to its portfolio of MPEG-4 patents for use with our video telephone products and services. At the same time, we began an evaluation of whether AT&T IP's affiliated entities may need to license any of our patents or other intellectual property. We have continued to engage in discussions with AT&T IP to explore a mutually agreeable resolution of the parties' respective assertions regarding these intellectual property issues. We are unable at this time to state whether we will enter into any license or cross-license agreements with AT&T IP or whether we ultimately anticipate any material effects on our operating results or financial condition as a consequence of these matters.

Certain technology necessary for us to provide our services may, in fact, be patented by other parties either now or in the future. If such technology were held under patent by another person, we would have to negotiate a license for the use of that certain technology. We may not be able to negotiate such a license at a price that is acceptable. The existence of such a patent, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using such technology and offering products and services incorporating such technology.

We have recently been named as defendants in several patent infringement lawsuits. For example:

- On February 22, 2011, we were named a defendant in a lawsuit, Bear Creek Technologies, Inc. v. 8x8, Inc. et al., along with 20 other defendants.
- On October 25, 2011, we were named a defendant in a lawsuit, Klausner Technologies, Inc. v. Oracle Corporation et al., along with 30 other defendants.

If we were found to be infringing on the intellectual property rights of any third party in these lawsuits or other claims and proceedings that may be asserted against us in the future, we could be subject to liabilities for such infringement, which could be material. We could also be required to refrain from using, manufacturing or selling certain products or using certain processes, either of which could have a material adverse effect on our business and operating results. From time to time, we have received, and may continue to receive in the future, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. There can be no assurance that we will prevail in these discussions and actions or that other actions alleging infringement by us of third party patents will not be asserted or prosecuted against us. Furthermore, lawsuits like these may require significant time and expense to defend, may divert management's attention away from other aspects of our operations and, upon resolution, may have a material adverse effect on our business, results of operations, financial condition and cash flows.

We license technology from third parties that we do not control and cannot be assured of retaining.

We rely upon certain technology, including hardware and software, licensed from third parties. There can be no assurance that the technology licensed by us will continue to provide competitive features and functionality or that licenses for technology currently utilized by us or other technology which we may seek to license in the future, will be available to us on commercially reasonable terms or at all. The loss of, or inability to maintain, existing licenses could result in shipment delays or reductions until equivalent technology or suitable alternative products could be developed, identified, licensed and integrated, and could harm our business. These licenses are on standard commercial terms made generally available by the companies providing the licenses. The cost and terms of these licenses individually are not material to our business.

Inability to protect our proprietary technology would disrupt our business.

We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We also rely, in part, on patent law to protect our intellectual property in the United States and internationally. As of March 31, 2013, we had been awarded 86 United States patents and have additional United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents that effectively protect our intellectual property. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We have, in the past, licensed and, in the future, expect to continue licensing our technology to others, many of whom are located or may be located abroad. There are no assurances that such licensees will protect our technology from misappropriation. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

Our products must comply with industry standards, FCC regulations, state, local, country-specific and international regulations, and changes may require us to modify existing products and/or services.

In addition to reliability and quality standards, the market acceptance of telephony over broadband IP networks is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. Our VoIP telephony products rely heavily on communication standards such as SIP, MGCP and network standards such as TCP/IP and UDP to interoperate with other vendors' equipment. There is currently a lack of agreement among industry leaders about which standard should be used for a particular application, and about the definition of the standards themselves. These standards, as well as audio and video compression standards, continue to evolve. We also must comply with certain rules and regulations of the FCC regarding electromagnetic radiation and safety standards established by Underwriters Laboratories, as well as similar regulations and standards applicable in other countries. Standards are frequently modified or replaced. As standards evolve, we may be required to modify our existing products or develop and support new versions of our products. We must comply with certain federal, state and local requirements regarding how we interact with our customers, including marketing practices, consumer protection, privacy, and billing issues, the provision of 9-1-1 emergency service and the quality of service we provide to our customers. The failure of our products and services to comply, or delays in compliance, with various existing and evolving standards could delay or interrupt volume production of our VoIP telephony products, subject us to fines or other imposed penalties, or harm the perception and adoption rates of our service, any of which would have a material adverse effect on our business, financial condition or operating results.

Our ability to offer services outside the U.S. is subject to different local regulatory environments, which may be unknown, complicated and uncertain.

Regulatory treatment of VoIP telephony outside the United States varies from country to country and often the laws are unclear. In January 2013, we launched our Virtual Office services in Canada. We currently distribute our products and services directly to consumers and through resellers that may be subject to telecommunications regulations in their home countries. The failure by us or our customers and resellers to comply with these laws and regulations could reduce our revenue and profitability. Because of our relationship with the resellers, some countries may assert that we are required to register as a telecommunications provider in that country. In such case, our failure to do so could subject us to fines or penalties. In addition, some countries are considering subjecting VoIP services to the regulations applied to traditional telephone companies. Regulatory developments such as these could have a material adverse effect on the use of our services in international locations.

As we expand our operations internationally, we expect to become subject to additional government regulations. Such regulations include, but are not limited to: licensing obligations, emergency services obligations, data retention and transfer laws and regulations, privacy laws and regulations, consumer protection, national security laws and regulations, law enforcement obligations, financial reporting, surcharge and other fees that must be collected and remitted as well as other laws and regulations. In some cases, the relevant laws may be uncertain or unsettled complicating our ability to comply and may subject us to fines, penalties or other enforcement actions. It is possible that we could be subject to civil and criminal liabilities that may damage our business reputation and brand. Moreover, any changes in laws, regulations or enforcement policies may expose us to unknown civil and criminal risks that could requires us to modify our offerings or expose us to fines, penalties or other enforcement actions, or compel us to require with onerous obligations that we either were not previously subject or did not foresee. We may be required to exit certain foreign markets should such changes make the provision of our service unprofitable, too costly, too risky or for other reasons that could adversely impact our profitability, or our ability to compete effectively with other service providers. Any of these occurrences could negatively impact our brand and our business reputation.

We will also become subject to risks associated with changes in the regulatory structure of the telecommunications services marketplace in international markets. As in the United States, we will continue to depend on underlying carriers to terminate our traffic to the PSTN in each country where we offer services. As countries evaluate and change intercarrier payment schemes, remove and impose new obligations, our costs to provide service may increase. This could require us either to reduce our profitability or raise the retail price of our service which may make our offerings less competitive with other providers in the marketplace. We may have to exit markets that we previously thought would be profitable which could negatively impact our business, and damage our brand and reputation.

Acquisitions may divert our management's attention, result in dilution to our stockholders and consume resources that are necessary to sustain our business.

In fiscal 2012, we made two business acquisitions. In fiscal 2011, we made one acquisition and one investment in another company and, if appropriate opportunities present themselves, we may make additional acquisitions or investments or enter into joint ventures or strategic alliances with other companies. Risks commonly encountered in such transactions include:

- The difficulty of assimilating the operations and personnel of the combined companies;
- The risk that we may not be able to integrate the acquired services or technologies with our current services, products, and technologies;
- The potential disruption of our ongoing business;
- The diversion of management attention from our existing business;
- The inability of management to maximize our financial and strategic position through the successful integration of the acquired businesses;
- Difficulty in maintaining controls, procedures, and policies;
- The impairment of relationships with employees, suppliers, and customers as a result of any integration;
- The loss of an acquired base of customers and accompanying revenue;
- The assumption of leased facilities, other long-term commitments or liabilities that could have a material adverse impact on our profitability and cash flow; and
- The dilution to our existing stockholders from the issuance of additional shares of common stock or reduction of earnings per outstanding share in connection with an acquisition that fails to increase the value of our company.

As a result of these potential problems and risks, businesses that we may acquire or invest in may not produce the revenue, earnings, or business synergies that we anticipated. In addition, there can be no assurance that any potential transaction will be successfully identified and completed or that, if completed, the acquired business or investment will generate sufficient revenue to offset the associated costs or other potential harmful effects on our business.

Increased taxes on our service will increase our customers' cost of using our service and/or reduce our profit margins (to the extent the costs are not passed through to our customers) and we may be subject to liabilities for past sales and additional taxes, surcharges and fees.

Until 2007, we did not collect or remit state or municipal taxes, such as sales, excise, and ad valorem taxes, fees or surcharges on the charges to our customers for our services, except that we have historically complied with the collection of California sales tax and financial contributions to the 9-1-1 system and the federal Universal Service Fund. We have received inquiries or demands from a number of state and municipal taxing agencies seeking payment of taxes, fees or surcharges that are applied to or collected from customers of providers of traditional public switched telephone network services. Although we have consistently maintained that these taxes, fees or surcharges do not apply to our service for a variety of reasons depending on the statute or rule that establishes such obligations, a number of states have changed their statutes as part of streamlined sales tax initiatives and we are now collecting and remitting sales taxes in those states. The collection of these taxes, fees or surcharges will have the effect of decreasing any price advantage we may have over other providers who have historically paid these taxes and fees.

Our compliance with these tax initiatives will also make us less competitive with those competitors who choose not to comply with these tax initiatives. Currently, three jurisdictions are conducting sales tax audits of our records. As of March 31, 2013, there has been no change in the status of the assessment. We collect and have accrued for taxes that we believe are required to be remitted. While historically, the amounts that have been remitted have been within established accruals if our ultimate liability exceeds the accrued amount, it could result in significant charges to our earnings.

Our emergency and E-911 calling services are different from those offered by traditional wireline telephone companies and may expose us to significant liability. There may be risks associated with limitations associated with E-911 emergency dialing with the 8x8 service.

Both our emergency calling service and our E-911 calling service are different, in significant respects, from the emergency calling services offered by traditional wireline telephone companies. In each case, the differences may cause significant delays, or even failures, in callers' receipt of the emergency assistance they need.

We are offering E-911 service that is similar to the emergency calling services provided to customers of traditional wireline telephone companies in the same area. For those customers located in an E-911 area, emergency calls are routed directly to an emergency services dispatcher at the PSAP in the area of the customer's registered location. The dispatcher will have automatic access to the customer's telephone number and registered location information. If a customer moves their 8x8 service to a new location, the customer's registered location information must be updated and verified by the customer. Until that takes place, the customer will have to verbally advise the emergency dispatcher of his or her actual location at the time of an emergency 9-1-1 call. This can lead to delays in the delivery of emergency services.

The emergency calls of customers located in areas where we are currently unable to provide E-911 service as described above are supported by a national call center that is run by a third party provider and operates 24 hours per day, seven days per week. These operators still receive the customer's registered service location and phone number automatically, and coordinate connecting the caller to the appropriate PSAP or emergency services provider and providing the customer's registered service location and phone number to those local authorities, which can also delay the delivery of emergency services. In the event that a customer experiences a broadband or power outage, or if a network failure were to occur, the customer will not be able to reach an emergency services provider using our services.

The FCC may determine that our nomadic emergency calling solution does not satisfy the requirements of its VoIP E-911 order because, in some instances, our nomadic emergency calling solution requires that we route an emergency call to a national emergency call center instead of connecting our customers directly to a local PSAP through a dedicated connection and through the appropriate selective router. The FCC may issue further guidance on compliance requirements in the future that might require us to disconnect those customers not receiving access to emergency services in a manner consistent with the VoIP E-911 order. The effect of such disconnections, monetary penalties, cease and desist orders or other enforcement actions initiated by the FCC or other agency or task force against us could have a material adverse effect on our business, financial condition or operating results.

Delays our customers may encounter when making emergency services calls and any inability of the answering point to automatically recognize the caller's location or telephone number can result in life threatening consequences. Customers may, in the future, attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result of any failure of our E-911 services. In July 2008, the President signed into law the "New and Emerging Technologies 911 Improvement Act of 2008." The law provides public safety, interconnected VoIP providers and others involved in handling 911 calls the same liability protections when handling 911 calls from interconnected VoIP users as from mobile or wired telephone service users. The applicability of the liability protections to our national call center solution is unclear at the present time. Also, we may be exposed to liability for 911 calls made prior to the adoption of this new law although we are unaware of any such liability.

The FCC may require us to deploy an E-911 service that automatically determines the location of our customers. The adoption of such a requirement could increase our costs that could make our service more expensive, decrease our profit margins, or both.

On June 1, 2007, the FCC released a Notice of Proposed Rulemaking in which it tentatively concluded that all interconnected VoIP service providers that allow customers to use their service in more than one location (nomadic VoIP service providers such as us) must utilize an automatic location technology that meets the same accuracy standards which apply to providers of commercial mobile radio services (mobile phone service providers). In September 2010, the FCC released a Notice of Inquiry again requesting comment on what type of automatic location standards should apply to providers of nomadic VoIP service providers, whether the FCC's rules concerning the delivery of emergency services should be extended beyond providers of interconnected VoIP services, and whether such emergency service obligations should apply to mobile VoIP applications used on smartphones, computers and other devices. In July 2011, the FCC released a Second Further Notice of Proposed Rulemaking, seeking comment on a number of issues including (i) whether to apply the FCC's E-911 rules to "outbound-only" interconnected VoIP services (i.e., services that support placing calls to the PSTN); (ii) whether to adopt rules requiring all interconnected VoIP service to automatically provide location information for emergency calls; and (iii) whether to revise the FCC's definition of interconnected VoIP service to require an "Internet connection" rather than a broadband connection, and to "define connectivity in terms of the ability to connect calls to the United States E.164 telephone numbers rather than the PSTN." Also, the FCC released a Notice of Proposed Rulemaking that sought comment on whether any amendment of the definition of interconnected VoIP service should be limited to E-911 requirements, or should apply other regulatory requirements to these additional services. In September 2011, the FCC released a Notice of Proposed Rulemaking soliciting comment on what role the agency could play in the fostering the development and implementation of newer 911 technologies including, but not limited to, prioritization of 911 traffic triggered by an event such as a natural disaster, long-term implementation of IP-based alternatives for delivering different kinds of media to emergency call takers like video, photographs, and other forms of data, and text-to-911 solutions.

The outcome of these proceedings cannot be determined at this time and we may or may not be able to comply with any such obligations that may be adopted. At present, we currently have no means to automatically identify the physical location of one of our customers on the Internet. The FCC's VoIP E-911 order has increased our cost of doing business and may adversely affect our ability to deliver the 8x8 service to new and existing customers in all geographic regions or to nomadic customers who move to a location where emergency calling services compliant with the FCC's mandates are unavailable. Our compliance with and increased costs due to the FCC's VoIP E-911 order put us at a competitive disadvantage to those VoIP service providers who are either not subject to the requirements or have chosen not to comply with the FCC's mandates. We cannot guarantee that emergency calling service consistent with the VoIP E-911 order will be available to all of our customers, especially those accessing our services from outside of the United States. The FCC's current VoIP E-911 order or follow-on orders or clarifications or their impact on our customers due to service price increases or other factors could have a material adverse effect on our business, financial condition or operating results.

The FCC adopted orders reforming the system of payments between regulated carriers that we partner with to interface with the public switch telephone network. The rates we pay for the services performed by these carriers may increase as a result of the FCC's reform order. As a result, we may increase rates for service, making our offerings less competitive with others in the marketplace, or reduce our profitability.

The FCC reformed the system under which regulated providers of telecommunications services compensate each other for various types of traffic, including VoIP traffic that terminates on the PSTN and applied new call signaling requirements to VoIP and other service providers. The FCC's rules concerning charges for transmission of VoIP traffic could result in an increased cost to terminate the traffic absent specific agreements that provide the appropriate rate to be charged for such traffic when passed between us and other carriers. For VoIP traffic that terminates on the PSTN, the Order establishes a transitional framework that: (1) establishes default intercarrier compensation rates for "toll" VoIP-PSTN traffic that are equal to interstate access rates applicable to non-VoIP traffic; (2) establishes default intercarrier compensation rates for other VoIP-PSTN traffic that will be the applicable reciprocal compensation rates; and (3) allows regulated providers of telecommunications services to tariff these default charges in the relevant federal and state tariffs that apply in the absence of an agreement. The rules then provide for a multiyear transition to a national "bill-and-keep" framework as the ultimate end state for all telecommunications traffic exchanged with a local exchange carrier. Under bill- and-keep, providers do not charge an originating carrier for terminating traffic and instead recover the costs of termination from their own customers. To the extent that the company transmits traffic not subject to a specific intercarrier compensation arrangement and another provider were to assert that the traffic we exchange with them is subject to higher levels of compensation than we, or the third parties terminating our traffic to the PSTN, pay today (if any), our termination costs could initially increase, but ultimately will be reduced as the intercarrier compensation system transitions to a bill-and-keep framework. Accordingly, in the near term, our costs to terminate traffic to the PSTN may increase which could result in either us increasing the retail charges for our service offerings or reducing our profitability. But, over the longer term, we expect our costs to terminate traffic to the PSTN to decline.

Recently, the FCC clarified its intercarrier compensation order with respect to the compensation arrangements for the origination of VoIP traffic. Pursuant to the clarification order, local exchange carriers will be able to tariff default charges, which are charges imposed in the absence of commercial agreements between parties exchanging traffic bound for the PSTN, equal to intrastate originating access for originating intrastate toll VoIP traffic. The order makes clear that VoIP traffic includes traffic that originates or terminates in IP, or both, and also without regard to whether the traffic originates in time-division multiplexing or Internet protocol format. Local exchange carriers will have the ability to tariff default charges for the origination of intrastate toll VoIP traffic at intrastate rates until June 30, 2014. Starting July 1, 2014, local exchange carriers will be permitted to tariff default rates equal to interstate originating access. For all interstate VoIP traffic, interstate access rates continue to apply, consistent with the original order. At this time, we cannot predict what, if any, impact the FCC's clarification order will have on our business.

The FCC's Order reforming payments for carrier exchange services for various type of traffic also imposes call signaling requirements on VoIP providers like us. To the extent that we cannot comply with these rules, we may be subject to fines, cease and desist orders, or other penalties.

The FCC Order reforming the system of compensation for various types of traffic also included rules to address calls for which identifying information is missing or masked in ways that impede billing for such traffic. The FCC's new rules require, among other things, interconnected VoIP providers, like us, that originate interstate or intrastate traffic destined for the PSTN, to transmit the telephone number associated with the calling party to the next provider in the call path. Intermediate providers must pass calling party number or charge number signaling information they receive from other providers unaltered, to subsequent providers in the call path. While we believe we are in compliance with this rule, to the extent that we pass traffic that does not have appropriate calling party number or charge number information, we could be subject to fines, cease and desist orders, or other penalties.

The FCC's Order reforming payments between carriers for various types of traffic also includes a Further Notice of Proposed Rulemaking. Depending on the rules adopted by the FCC in this proceeding, the payments we make to underlying carriers to access the Public Switched Telephone Network may increase, which may result in us increasing the retail price of our service, potentially making our offering less competitive with traditional providers of telecommunications services, or may reduce our profitability.

The FCC's Order reforming payments between carriers for various types of traffic includes a Further Notice of Proposed Rulemaking which may result in the FCC adopting additional rules applicable to the exchange of traffic between regulated providers of telecommunications services. While it is uncertain what rules, if any, the FCC will adopt and when the FCC may do so, it is possible that as a result of this proceeding the charges our underlying service providers assess us will increase when we send traffic to the PSTN. Should this occur, we may have to raise the retail rate of our offering, potentially making our services less competitive with traditional providers of telecommunications services, or our profit margins may decrease. The FCC proceeding is ongoing and we cannot predict whether the FCC will act or what rules it may adopt nor can we predict what impact it may have on our business at this time.

The FCC and Congress are investigating call completion rates to rural areas of the United States. One company made a voluntary contribution of approximately $1 million to the U.S. Treasury during the course of the FCC's investigation and agreed to implement a compliance plan. The investigations into rural call completion rates remain ongoing. We may become subject to an investigation or an enforcement action.

Although we rely on third party carriers to handle all of our traffic destined for the PSTN, including to rural areas, it is possible that the FCC could focus on our practices and procedures for routing such calls. We are monitoring call completion rates and we are working with our underlying carriers to improve call quality and completion rates throughout our network. It is possible that we, like other providers in the communications marketplace, may be subject to fines or other enforcement actions should the FCC determine that our call completion rates to rural areas are, or have been, unacceptable.

The FCC has proposed a number of rules that would include new reporting obligations. At this time, it remains unclear what rules the FCC will adopt and whether we will be subject to additional reporting obligations. It is possible that as a result of this proceeding, our compliance costs will increase and the charges our underlying service providers assess us may increase. The FCC proceeding is still in its early stages and we cannot predict whether the FCC will act or what rules it may adopt, nor can we predict what impact it may have on our business at this time.

A petition filed by tw telecom inc. with the FCC seeks an Order that its provision of facilities-based interconnected VoIP services should be classified as "telecommunications services," "telephone exchange services," and/or "exchange access" under relevant federal law. We cannot predict the outcome of this proceeding nor its impact on our business at this time.

In July 2011, the FCC released a Public Notice concerning a Petition for Declaratory Ruling filed by tw telecom inc. The Petitioner requests the FCC to clarify that incumbent providers of local telephone service, like AT&T and Verizon, allow for direct IP-to-IP interconnection with incumbent local exchange carriers for certain IP-based services. Specifically, tw telecom seeks direct IP-to-IP interconnection from incumbent local telephone companies for the transmission and routing of tw telecom's facilities-based VoIP services and for voice services that originate and terminate in Time Division Multiplexing format but are converted to IP format for transport (referred to by the industry as "IP-in-the-middle" voice services). Additionally, tw telecom is asking for the FCC to clarify that its facilities-based VoIP services are "telecommunications services" as well as "telephone exchange services" and/or "exchange access," as those terms are defined under the Communications Act of 1934, as amended by the Telecommunications Act of 1996. We cannot predict the outcome of this proceeding nor its potential impact on our business at this time. Depending on how the FCC rules on the tw telecom petition, we could be subject to greater regulation at the state level which would increase our costs of doing business. It is also possible that an adverse ruling by the FCC in this proceeding could change the intercarrier compensation rate that our carriers pay to handle our traffic which could also increase our costs. Increased costs to us may require us to raise our prices, making our services less competitive, reduce our profit margins, or both.

The FCC may require providers like us to comply with regulations related to how we present bills to customers. The adoption of such obligations may require us to revise our bills and may increase our costs of providing service which could either result in price increases or reduce our profitability.

The FCC released an order with respect to preventing the placement of unauthorized charges on consumers' telephone bills, a practice referred to in the industry as "cramming." While the FCC did not extend regulations applicable to providers of traditional telephone services to interconnected VoIP providers to prevent "cramming" and other "Truth-in-Billing" requirements, the FCC indicated that it would continue to monitor the marketplace and may extend such obligation in the future. The proceeding remains open. We cannot predict the outcome of this proceeding, nor can we predict its potential impact on our business at this time. These events could increase our expenses, which would have an adverse effect on our operating results.

The FCC adopted rules concerning disabilities access requirements that may expand disabilities access requirements to additional services we offer.

In October, 2010, the "Twenty-First Century Communications and Video Accessibility Act" was signed into law. In October, 2011, the FCC adopted an order implementing the new accessibility requirements as well as released a Notice of Proposed Rulemaking concerning certain, additional, discrete issues. We cannot predict whether we will be subject to additional accessibility requirements or whether any of our service offerings that are not currently subject to disabilities access requirements will be subject to such obligations. These events could increase our expenses, which would have an adverse effect on our operating results.

There may be risks associated with our ability to comply with the requirements of federal law enforcement agencies.

The FCC requires all interconnected VoIP providers to comply with the Communications Assistance for Law Enforcement Act ("CALEA"). The FCC allows VoIP providers to comply with CALEA through the use of a solution provided by a trusted third party with the ability to extract call content and call-identifying information from a VoIP provider's network. While the FCC permits companies like us to use the services provided by these third parties to comply with CALEA, we are ultimately responsible for ensuring the timely delivery of call content and call-identifying information to law enforcement, and for protecting subscriber privacy.

We selected a partner to work with us to develop a solution for CALEA compliant lawful interception of communications and, as of May 14, 2007, we had installed this solution in our network operations and data centers, but had not yet completed certification testing of all required intercept capabilities of this equipment. We completed formal CALEA compliance testing with this partner in March 2009 and currently, our tested CALEA solution is fully deployed in our network. However, we could be subject to an enforcement action by the FCC or law enforcement agencies for any delays related to meeting, or if we fail to comply with, any current or future CALEA obligations.

There may be risks associated with our ability to comply with requirements of the Telecommunications Relay Service.

The FCC requires providers of interconnected VoIP services to comply with certain regulations pertaining to people with disabilities and to contribute to the Telecommunications Relay Services, or TRS, fund. We are also required to offer 7-1-1 abbreviated dialing for access to relay services. As of April 5, 2008, we have implemented a 7-1-1 system which routes such calls to the appropriate relay center based upon the customer's assigned telephone number. We may be subject to enforcement actions including, but not limited to, fines, cease and desist orders, or other penalties if the FCC believes we are not compliant with these new disability requirements.

There may be risks associated with our ability to comply with the requirements of federal and other regulations related to Customer Proprietary Network Information ("CPNI").

The FCC requires providers of interconnected VoIP services to comply with its customer proprietary network information, or CPNI, rules. CPNI includes information such as the phone numbers called by a consumer, the frequency, duration, and timing of such calls, and any services/features purchased by the consumer, such as call waiting, call forwarding, and caller ID, in addition to other information that may appear on a consumer's bill.

Under the FCC's rules, companies like us may not use CPNI without customer approval except in narrow circumstances related to the provision of existing services, and must comply with detailed customer approval processes when using CPNI outside of these narrow circumstances. The rules also require more stringent security measures for access to a customer's CPNI data in the form of required passwords for on-line access and call-in access to account information as well as customer notification of account or password changes.

At the present time, we do not utilize our customer's CPNI in a manner which would require us to obtain consent from our customers but, in the event that we do in the future, we will be required to adhere to specific CPNI rules aimed at marketing such services. Before December 8, 2007, we implemented internal processes in order to be in compliance with all of the FCC's CPNI rules. Our failure to achieve compliance with any future CPNI orders, rules, filings or standards, or any enforcement action initiated by the FCC or other agency, state or task force against us could have a material adverse effect on our business, financial condition or operating results.

If we are unable to improve our process for local number portability provisioning, our growth may be negatively affected.

We support local number portability, or LNP, which allows our customers to retain their existing telephone numbers when subscribing to our services. Transferring numbers is a manual process that, in the past, has taken us 20 business days or longer, although we have taken steps to automate this process to reduce the delay. A new customer of our services must maintain both the new 8x8 service and the customer's existing telephone service during the number transfer process. By comparison, transferring wireless telephone numbers among wireless service providers generally takes several hours, and transferring wireline telephone numbers among traditional wireline service providers generally takes a few days. The additional delay that we experience is due to our reliance on third party carriers to transfer the numbers, as well as the delay the existing telephone service provider may contribute to the process. Local number portability is considered an important feature by many potential customers, especially our business customers, and if we fail to reduce related delays, we may experience increased difficulty in acquiring new customers or retaining existing customers. Moreover, the FCC requires interconnected VoIP providers, like us, to comply with industry standard timeframes and a shorter timeframe for certain types of ports. If we are unable to process ports within the requisite timeframes, we could be subject to fines and/or penalties. Additionally, both customers and carriers may seek relief from the relevant state public utility commission, the FCC, and/or in state or federal court.

The rates we pay to underlying telecommunications carriers may increase which may reduce our profitability and increase the retail price of our service.

The FCC has several open proceedings considering new rules that may impact charges that regulated telecommunications carriers assess each other for originating and terminating traffic. It is possible that the FCC will adopt new rules that subjects interconnected VoIP traffic to increased charges. Should this occur, the rates that we pay to our underlying carriers may increase which may reduce our profitability and may also increase the retail price of our service making our service less competitive with other providers of similar calling services. We cannot predict either the timing or the outcome of these proceedings.

Our success also depends on our ability to handle a large number of simultaneous calls, which our network may not be able to accommodate.

We expect the volume of simultaneous calls to increase significantly as the 8x8 subscriber base grows. Our network hardware and software may not be able to accommodate this additional volume. If we fail to maintain an appropriate level of operating performance, or if our service is disrupted, our reputation could be hurt and we could lose customers, all of which could have a material adverse effect on our business, financial condition or operating results.

We could be liable for breaches of security on our web site, fraudulent activities of our users, or the failure of third party vendors to deliver credit card transaction processing services.

A fundamental requirement for operating an Internet-based, worldwide voice and video communications service and electronically billing our 8x8 customers is the secure transmission of confidential information and media over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. The law relating to the liability of providers of online payment services is currently unsettled and states may enact their own rules with which we may not comply. We rely on third party providers to process and guarantee payments made by 8x8 subscribers up to certain limits, and we may be unable to prevent our customers from fraudulently receiving goods and services. Our liability risk will increase if a larger fraction of our 8x8 transactions involve fraudulent or disputed credit card transactions. Any costs we incur as a result of fraudulent or disputed transactions could harm our business. In addition, the functionality of our current billing system relies on certain third party vendors delivering services. If these vendors are unable or unwilling to provide services, we will not be able to charge for our 8x8 services in a timely or scalable fashion, which could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

We have experienced losses due to subscriber fraud and theft of service.

Subscribers have, in the past, obtained access to the 8x8 service without paying for monthly service and international toll calls by unlawfully using our authorization codes or by submitting fraudulent credit card information. To date, such losses from unauthorized credit card transactions and theft of service have not been significant. We have implemented anti-fraud procedures in order to control losses relating to these practices, but these procedures may not be adequate to effectively limit all of our exposure in the future from fraud. If our procedures are not effective, consumer fraud and theft of service could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

Natural disasters, war, terrorist attacks or malicious conduct could adversely impact our operations that could degrade or impede our ability to offer services.

As a provider of "cloud-based" services, our services rely on uninterrupted connection to the Internet through data centers and networks. Any interruption or disruption to our network, or the third parties on which we rely, could adversely impact our ability to provide service. Our network could be disrupted by circumstances outside of our control including natural disasters, acts of war, terrorist attacks or other malicious acts including, but not limited to, cyberattacks. Should any of these events occur and interfere with our ability to operate our network even for a limited period of time, we could incur significant expenses, lose substantial amounts of revenue, suffer damage to our reputation, and lose customers. Any of these events could have a material adverse impact on our business.

Vulnerabilities to security breaches, cyber intrusions and other malicious acts could adversely impact our business.

Critical to our provision of service is the storage, processing, and transmission of confidential and sensitive data. We store, process and transmit a wide variety of confidential and sensitive information including credit card, bank account and other financial information, proprietary, trade secret or other data that may be protected by intellectual property laws, customers' and employees' personally identifiable information, as well as other sensitive information. We, along with others in the industry, will be subject to cyber threats and security breaches, either by third parties or employees, given the nature of the information we store, process and transmit. Our continued ability to securely store, process and transmit data is essential to our business.

We are aware of the risks associated with cyber threats and we have implemented a number of measures to protect ourselves from cyber attacks. Specifically, we have redundant servers such that if we suffer equipment or software failures in one location or on one set of servers, we have the ability to provide continuity of service. We actively monitor our network for cyber threats and implement protective measures periodically. We conduct vulnerability assessments and penetration testing and engage in remedial action based on such assessments. Depending on the evolving nature of cyber threats and the measures we may have to implement to continue to maintain the security of our networks and data, our profitability may be adversely be impacted or we may have to increase the retail price of our services that may make our offerings less competitive with other communications providers.

But, like all other companies in the marketplace, there is no guarantee that we will not be adversely impacted by cyberattacks. If our employees or third parties obtain unauthorized access to our secure network, or if our network is penetrated, our service could be disrupted, sensitive information could be lost, stolen or disclosed that could have variety of negative impacts including legal liability in form of class action lawsuits, investigations by federal and state law enforcement agencies, could expose us to fines or penalties, and could harm our business reputation where any of these eventualities could have a material negative impact on our business.

A higher rate of customer terminations would negatively affect our business by reducing our revenue or requiring us to spend more money to grow our customer base.

Our rate of customer terminations, or average monthly customer churn (excluding cancellations within 30 days of sign-up), was 1.8% for the fiscal year ended March 31, 2013 compared with 2.0% for the fiscal year ended March 31, 2012. Our churn rate could increase in the future if customers are not satisfied with our service. Other factors, including increased competition from other VoIP providers, alternative technologies, and adverse business conditions also influence our churn rate.

Because of churn, we have to acquire new customers on an ongoing basis just to maintain our existing level of customers and revenues. As a result, marketing expenditures are an ongoing requirement of our business. If our churn rate increases, we will have to acquire even more new customers in order to maintain our existing revenues. We incur significant costs to acquire new customers, and those costs are an important factor in determining our net profitability. Therefore, if we are unsuccessful in retaining customers or are required to spend significant amounts to acquire new customers beyond those budgeted, our revenue could decrease and our net income could decrease.

Our future operating results may vary substantially from period to period and may be difficult to predict.

Our historical operating results have fluctuated significantly and will likely continue to fluctuate in the future, and a decline in our operating results could cause our stock price to fall. On an annual and a quarterly basis, there are a number of factors that may affect our operating results, many of which are outside our control. These include, but are not limited to:

- changes in market demand;
- the timing of customer orders;
- customer cancellations;
- competitive market conditions;
- lengthy sales cycles and/or regulatory approval cycles;
- new product introductions by us or our competitors;
- market acceptance of new or existing products;
- the cost and availability of components;
- the mix of our customer base and sales channels;
- the mix of products and services sold;
- the number of additional business customers, on a net basis;
- the management of inventory;
- continued compliance with industry standards and regulatory requirements; and
- general economic conditions.

Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of our future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. If this were to occur, the price of our common stock would likely decline significantly.

We need to retain key personnel to support our products and ongoing operations.

The development and marketing of our VoIP services will continue to place a significant strain on our limited personnel, management, and other resources. Our future success depends upon the continued services of our executive officers and other key employees who have critical industry experience and relationships that we rely on to implement our business plan. None of our officers or key employees are bound by employment agreements for any specific term. The loss of the services of any of our officers or key employees could delay the development and introduction of, and negatively impact our ability to sell our services which could adversely affect our financial results and impair our growth. We currently do not maintain key person life insurance policies on any of our employees.

We may need to raise additional capital to support our future operations.

As of March 31, 2013, we had cash and cash equivalents and investments of approximately $52.3 million. While we believe these funds are sufficient to meet our current and anticipated liquidity requirements, we may need to raise additional capital to pursue our strategic objectives. We may seek additional funding through public or private equity or debt financing. Recently, we filed a shelf registration statement with the SEC that was declared effective on April 5, 2013. This shelf registration statement allows us to sell up to an additional amount of approximately $250 million of our securities from time to time during the next three years. We might decide to raise additional capital at such times and upon such terms as management considers favorable and in our interests, including, but not limited to, from the sale of our debt and/or equity securities under our shelf registration statement, but we cannot be certain that we will be able to complete offerings of our securities at such times and on such terms as we may consider desirable for us. Any such financings may be upon terms that are potentially dilutive to existing stockholders. We may not be able to obtain such additional financing as needed on acceptable terms, or at all, which may require us to reduce our operating costs and other expenditures, including reductions of personnel and capital expenditures.

Our stock price has been highly volatile.

The market price of the shares of our common stock has been and is likely to continue to be highly volatile. It may be significantly affected by factors such as:

- actual or anticipated fluctuations in our operating results;
- announcements of technical innovations;
- future legislation or regulation of the Internet and/or VoIP;
- loss of key personnel;
- new entrants into the VOIP service marketplace, including cable and incumbent telephone companies and other well-capitalized competitors;
- new products or new contracts by us, our competitors or their customers;
- the perceived or real impact of events that negatively affect our direct competitors; and
- developments with respect to patents or proprietary rights, general market conditions, changes in financial estimates by securities analysts, and other factors which could be unrelated to, or outside of, our control.

The stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against the issuing company. If our stock price is volatile, we may also be subject to such litigation. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would disrupt business and could cause a decline in our operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

USE OF PROCEEDS

We will not receive any of the proceeds from any sale of the shares of common stock offered pursuant to this reoffer prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by any Selling Stockholder will be borne by that stockholder.

SELLING STOCKHOLDERS

The 207,387 shares of common stock to which this reoffer prospectus relates are restricted shares that are being registered for reoffers and resales by the Selling Stockholders named below, who acquired the shares pursuant to an "employee benefit plan" as that term is defined in Rule 405 of Regulation C under the Securities Act. The Selling Stockholders may resell all, a portion, or none of the shares from time to time.

Each of the Selling Stockholders is an employee or former employee of the company as of the date of this reoffer prospectus.

Information regarding the Selling Stockholders, including the number of shares offered for sale, may change from time to time and any changed information will be set forth in a prospectus supplement to the extent required. Percentage of shares beneficially owned after this offering is calculated based on 72,741,942 shares of common stock outstanding as of May 31, 2013. The address of each Selling Stockholder is c/o 8x8, Inc., 2125 O'Nel Drive, San Jose, CA 95131, Attention: Chief Financial Officer.

Name of Selling Stockholder	Number of Shares Beneficially Owned	Number of Shares Covered by this Reoffer Prospectus	Number of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering
Officers:				
Bryan Martin	877,883	728	877,155	1.2%
Huw Rees	503,105	6,045	497,060	*
Debbie Jo Severin	135,877	6,071	129,806	*
Daniel Weirich	860,845	6,889	853,956	1.2%
Other Selling Stockholders:				
Pierre-Michel Ansel	10,207	1,862	8,345	*
Roger Austin	2,180	1,465	715	*
Ron Bensimon	1,633	1,241	392	*
Kurt Bentley	13,083	3,083	10,000	*
Sandi Bolton	3,576	2,032	1,544	*
Eric Brager	1,743	1,269	474	*
Enrico Carbonell	5,346	1,328	4,018	*
Srinivas Chamarthy	67,208	2,804	64,404	*
Dennis Chan	1,809	1,351	458	*
Kenneth Chang	1,406	1,406	-	*

Name of Selling Stockholder	Number of Shares Beneficially Owned	Number of Shares Covered by this Reoffer Prospectus	Number of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering
Yu-Ying Chen	3,708	2,351	1,357	*
Michael Christensen	3,790	1,807	1,983	*
Christopher Dauz	2,845	1,467	1,378	*
Marlon Dulay	6,131	1,131	5,000	*
Edward Friedman	12,788	3,205	9,583	*
John Garcia	8,686	2,889	5,797	*
Eric Goffney	43,156	1,075	42,081	*
Kenneth Gomez	13,493	2,089	11,404	*
Peter Greene	4,111	1,611	2,500	*
Praveen Hegde	43,579	5,111	38,468	*
Ruiqiang Huang	20,983	3,137	17,846	*
My Huynh	2,286	1,849	437	*
Jasdev Singh Jaura	99,128	3,017	96,111	*
Eric Johnson	15,856	2,360	13,496	*
Rahul Joshi	7,245	3,257	3,988	*
Jonathan Judd	3,117	3,117	-	*
Garth Judge	425,112	5,829	419,283	*
Umamaheswari Kanagaraj	31,476	2,526	28,950	*
Mohammad Kazemi	7,271	1,228	6,043	*
Samina Khan	19,818	2,351	17,467	*
Kevin Ladewig	4,675	2,617	2,058	*
Justin Lau	5,612	1,082	4,530	*
Bud Lee	14,753	2,458	12,295	*
Jung Lee	1,000	1,000	-	*
Richard Liberty	5,234	1,397	3,837	*
Jian Liu	1,411	1,411	-	*
Zhishen Liu	158,964	5,062	153,902	*
Jonathan Manak	2,847	2,410	437	*
Eleazar Manalo	1,971	1,008	963	*
Gerry Mao	26,991	2,143	24,848	*
Michael McAlpen	4,220	1,720	2,500	*
Vincent Mussumeci	16,796	3,764	13,032	*
Gerald Nelson	13,571	2,370	11,201	*
Michelle Bonfantine	89,409	5,064	84,345	*

Name of Selling Stockholder	Number of Shares Beneficially Owned	Number of Shares Covered by this Reoffer Prospectus	Number of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering
James Nguyen	48,879	4,036	44,843	*
Ujjwal Patil	2,706	1,829	877	*
David Phan	2,849	1,208	1,641	*
Vidya Rajput	45,824	3,272	42,552	*
Raghukumar Rengarajan	148,706	4,819	143,887	*
Samuel Rising	8,980	3,842	5,138	*
Greg Rosenthal	10,420	4,859	5,561	*
Marc Rotzow	2,531	1,123	1,408	*
Blanca Salcedo	1,899	1,007	892	*
Andrew Schwabecher	231,801	1,801	230,000	*
Munusamy Shanmugavelu	44,133	2,252	41,881	*
Scott W. Slade	5,484	1,663	3,821	*
Erik Smith	17,369	2,706	14,663	*
Ricardo Sotelo	1,501	1,043	458	*
Ray Spencer	1,533	1,283	250	*
Eric Spivey	1,742	1,575	167	*
David Strange	6,704	2,172	4,532	*
Tuan Tran	17,963	2,963	15,000	*
Xuong Truong	3,652	1,367	2,285	*
Josh Varela	1,356	1,044	312	*
Sathya Vasudevan	4,567	2,908	1,659	*
Michael Walters	3,109	1,562	1,547	*
Unnamed non-affiliates**	577,114	34,566	542,548	*

_____

* Less than one percent.

** In addition to the named stockholders listed above, certain unnamed non-affiliates of the company may use the reoffer prospectus for reoffers and resales of up to 1,000 shares each (34,566 shares in the aggregate).

The information included in the table assumes that each Selling Stockholder will elect to sell all of the shares set forth under "Number of Shares Covered by this Reoffer Prospectus" in the table above.

PLAN OF DISTRIBUTION

The shares of common stock covered by this reoffer prospectus are being registered by us for the account of the Selling Stockholders.

The shares of common stock offered under this reoffer prospectus may be sold from time to time directly by or on behalf of the Selling Stockholders in one or more transactions on the NASDAQ Stock Market or on any stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The Selling Stockholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. These brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the shares or both. This compensation as to a particular broker or dealer may be in excess of customary commissions.

In connection with sales of shares, a Selling Stockholder and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive, and the proceeds of any sale of the shares may be deemed to be, underwriting discounts and commissions under the Securities Act.

We are bearing all costs relating to the registration of the shares of common stock to which this reoffer prospectus relates. Any commissions, selling expenses or other fees payable to brokers or dealers in connection with any sale of the shares will be borne by the Selling Stockholder. In order to comply with certain states' securities laws, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless they have been registered or qualified for sale in that state, or unless an exemption from registration or qualification is available and is obtained or complied with. Sales of the shares must also be made by the Selling Stockholders in compliance with all other applicable state securities laws and regulations.

In addition to any shares sold under this reoffer prospectus, the Selling Stockholders may sell shares of common stock in compliance with Rule 144. There is no assurance that the Selling Stockholders will sell all or a portion of the shares offered under this reoffer prospectus.

Sales of common stock may also be made pursuant to this reoffer prospectus by (1) executors, administrators or beneficiaries of the estates of deceased Selling Stockholders, guardians or members of a committee for incompetent Selling Stockholders, or similar persons duly authorized by law to administer the estate or assets of Selling Stockholders or (2) the family member of a Selling Stockholder who has acquired the shares from the Selling Stockholder through a gift or a domestic relations order, subject in each case to any applicable restrictions under the 8x8, Inc. Amended and Restated 1996 Employee Stock Purchase Plan.

The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities in connection with the offering of the shares arising under the Securities Act.

We have notified the Selling Stockholders of the need to deliver a copy of this reoffer prospectus in connection with any sale of the shares.

EXPERTS

The consolidated financial statements of 8x8 as of March 31, 2013 and 2012, and for each of the three years in the period ended March 31, 2013, and the effectiveness of internal control over financial reporting as of March 31, 2013, have been incorporated by reference herein in reliance upon the report of Moss Adams LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that Moss Adams LLP audits and reports on consolidated financial statements of 8x8 at future dates and consents to the use of their reports thereon, such consolidated financial statements also will be incorporated by reference in the registration statement in reliance upon their reports and said authority.

8x8, INC.

207,387 SHARES

OF

COMMON STOCK

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by the registrant with the SEC are hereby incorporated by reference in this registration statement:

1. The registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2013, filed with the SEC on May 28, 2013;

2. All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since March 31, 2013; and

3. The description of our capital stock in our registration statement on Form 8-A filed with the SEC on November 22, 1996, including any amendments or reports filed for the purpose of updating such description.

In addition, all documents filed by the registrant with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment, which indicates that all securities offered have been sold or which deregisters all of such securities then remaining unsold, are deemed to be incorporated by reference in this registration statement and to be a part hereof from the respective dates of filing of such documents. Any statement contained in this registration statement or in a document incorporated by reference shall be deemed modified or superseded to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Not Applicable.

Item 6. Indemnification of Directors and Officers.

Section 102(b) of the Delaware General Corporation Law authorizes a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach or alleged breach of the director's "duty of care." As permitted by the statute, the registrant has adopted provisions in its certificate of incorporation which eliminate to the fullest extent permissible under Delaware law the personal liability of its directors to the registrant and its stockholders for monetary damages for breach or alleged breach of their duty of care.

Section 145 of the Delaware General Corporation Law provides generally that a corporation shall have the power, and in some cases is required, to indemnify an agent, including an officer or director, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, against certain expenses, judgments, fines, settlements, and other amounts under certain circumstances.

As permitted by the Delaware General Corporation Law, the registrant's Bylaws provide that the registrant shall indemnify its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by law. The registrant's Bylaws also empower the registrant to purchase insurance on behalf of officers, directors, employees or agents of the registrant. The registrant has entered into agreements with its directors and officers that require the registrant to indemnify such persons to the fullest extent permitted under Delaware law against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an officer of the registrant or any of its affiliated enterprises. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

These indemnification provisions may be sufficiently broad to permit indemnification of the Company's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 7. Exemption from Registration Claimed.

The undersigned considers the shares of common stock being offered by the reoffer prospectus to have been offered and sold in private placements without registration under the Securities Act, or the securities laws of certain states, in reliance on the exemptions provided by Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering.

Item 8. Exhibits.

See Exhibit Index which is incorporated herein by reference.

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

      (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

      (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

      (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

      (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Jose, State of California, on the 19th day of June 2013.

8x8, INC.

By: /s/ Bryan R. Martin
     Bryan R. Martin
     Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Bryan R. Martin and Daniel Weirich, and each one of them, acting individually and without the other, as his or her attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bryan R. Martin Bryan R. Martin	Chairman and Chief Executive Officer (Principal Executive Officer)	June 19, 2013
/s/ Daniel Weirich Daniel Weirich	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	June 19, 2013
/s/ Guy L. Hecker, Jr. Guy L. Hecker, Jr.	Director	June 19, 2013
/s/ Mansour Salame Mansour Salame	Director	June 19, 2013
/s/ Eric Salzman Eric Salzman	Director	June 19, 2013
/s/ Vikram Verma Vikram Verma	Director	June 19, 2013

EXHIBIT INDEX

Exhibit	Description
5.1	Opinion of Bingham McCutchen LLP as to the legality of the original issuance securities being registered
10.4 (1)	Amended and Restated 1996 Employee Stock Purchase Plan, as amended, and form of Subscription Agreement
23.1	Consent of Bingham McCutchen LLP (included in Exhibit 5.1)
23.2	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (included in signature pages to this registration statement)

_____

(1) Incorporated by reference to Exhibit 10.5 to the registrant's Form S-8 filed September 26, 2006 (File No. 333-137599).